GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2021 Discussion dated: June 28, 2021

Introduction

This Management's Discussion and Analysis ("MD&A") is dated June 28, 2021 unless otherwise indicated and should be read in conjunction with the audited consolidated financial statements of GreenPower Motor Company Inc. ("GreenPower", "the Company", "we", "our" or "us") for the year ended March 31, 2021 and the related notes. This MD&A was written to comply with the requirements of National Instrument 51-102 - Continuous Disclosure Obligations. Results are reported in US dollars, unless otherwise noted. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results presented for the three months and year ended March 31, 2021 are not necessarily indicative of the results that may be expected for any future period. The consolidated financial statements are prepared in compliance with International Financial Reporting Standards.

For the purposes of preparing this MD&A, management, in conjunction with the Board of Directors, considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the Company's common shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Further information about the Company and its operations can be obtained from the offices of the Company or from www.sedar.com.

Cautionary Note Regarding Forward-Looking Information

Certain statements contained in the following MD&A constitute forward-looking statements. Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements.

Description of Business

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis.  GreenPower employs a clean-sheet design to manufacture all-electric buses that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, British Colombia, Canada with primary operational facilities in southern California. Listed on the TSX Venture Exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to  www.greenpowermotor.com

Operations

The following is a description of GreenPower's business activities during the year ended March 31, 2021. During the year, the Company delivered a total of 74 buses, including 35 EV Stars and 5 EV 250s for which the Company provided lease financing, 30 EV Stars that had previously been on lease and whose leases were cancelled and the vehicles were subsequently sold, and the sale of 1 Synapse school bus, 1 EV Star Cargo Plus, 1 EV Star Plus, and 1 EV Star.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2021 Discussion dated: June 28, 2021

Towards the end of our prior fiscal year and continuing into the first quarter, GreenPower's operations were temporarily curtailed in response to the COVID-19 pandemic and government stay in place orders. Further, the COVID-19 pandemic impacted the operation of certain of the Company's suppliers and contract manufacturers. Management undertook a number of steps during this period to retain financial liquidity and manage the impact of these events. Steps taken by management include: the temporary reduction in salaries of certain employees including a 30% salary reduction by the CEO, the temporary postponement of interest payments on convertible debentures held by insiders, the securing of funds and grants under programs offered in Canada and the US, including the SBA's Paycheck Protection Program, and pro-actively managing the Company's supply chain by securing critical parts and supplies in order to continue manufacturing electric vehicles.

During the quarter ended June 30, 2020, GreenPower achieved two important strategic milestones being the completion of Altoona testing for the EV Star, and the launch of the EV Star Cab and Chassis ("EV Star CC") product, while in the midst of managing through the many challenges presented by the COVID-19 pandemic. The EV Star passed the Altoona Test with an aggregate score of 92.2 which, as of the date of the test, made the EV Star the highest scoring medium-duty vehicle that had completed the test, and the only all-electric Class 4 vehicle to have passed the test. In addition, GreenPower can manufacture the EV Star in compliance with Buy America standards, which makes the EV Star eligible for purchase by US transit authorities that receive federal FTA funding. Management believes the combination of Altoona certification and the ability to manufacture a Buy America compliant vehicle offer significant competitive advantages to GreenPower in successfully deploying vehicles to transit authorities based in the US. During the first quarter GreenPower delivered a total of 18 EV Stars for which the Company provided lease financing, and which were accounted for as finance leases.

During the three-month period ended September 30, 2020, Greenpower delivered 20 EV Stars to Green Commuter, for which the company provided lease financing, and one all-electric school bus to Creative Bus Sales. During the quarter Greenpower also entered into a three-year dealership agreement with ABC Bus, Inc. covering the state of New York. With this dealership agreement, Greenpower and ABC Inc. can sell Greenpower's vehicles in the state of New York, which are eligible for several funding programs in the state including the NYSERDA program and the New York Voucher Incentive Program that provides incentives of up to $100,000 for the purchase of Class 4 electric trucks and transit buses and up to $90,000 for the purchase of Class 4 battery electric school buses and shuttle buses in the state.

On August 28, 2020 Greenpower completed the uplisting of its common shares to the Nasdaq stock exchange and priced an offering of common shares at $20 per share, raising gross proceeds of $37.7 million before underwriting fees and expenses. As part of the uplisting Greenpower completed a seven-for one share consolidation of its common shares, and after the uplisting the Company's shares ceased to trade on the OTCQB exchange, commenced trading on the Nasdaq exchange in the US under the ticker "GP", and continued to trade on the TSX-Venture exchange in Canada under the ticker "GPV". The use of proceeds raised during the offering was for the production of Greenpower's all-electric vehicles, product development, geographic expansion and for working capital. Consistent with this, immediately following the capital raise management engaged with suppliers and contract manufacturers to plan for an expansion of all-electric vehicle production of various models, including increasing production to 20 EV Stars per month and 5 B.E.A.S.T. school buses per month. The production of school buses has subsequently been increased to 10 per month. We anticipate that the increased production of both EV Stars and B.E.A.S.T. school buses will begin to deliver during the summer of 2021.

During the quarter ended December 31, 2020, Greenpower delivered 14 EV Stars to Green Commuter, for which the company provided lease financing, an EV Star and an EV Star Plus to ABC Bus, Inc. ("ABC"), GreenPower's dealer in the state of New York, and GreenPower delivered its first ever EV Star Cargo Plus to the City of Vancouver. ABC is currently using the EV Stars in demonstrations to potential customers in New York in an effort to build out a sales pipeline in the state. Greenpower's vehicles are eligible for several funding programs in New York including the NYSERDA program and the New York Voucher Incentive Program.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2021 Discussion dated: June 28, 2021

During the fourth quarter ended March 31, 2021 Greenpower sold 30 vehicles to Zeem Solutions that were previously on lease, and for which Greenpower and the lessee mutually agreed to cancel the leases. The leases for these thirty vehicles were entered into in December 2019, June 2020, and September 2020. In addition, Greenpower delivered five EV 250's to Airline Coach Services ("ACS") which will be used as passenger shuttles at the LAX airport. This is a follow-on order to ACS, and Greenpower is proud to be expanding its relationship with an important customer, and for contributing to the reduction of green house gas emissions at LAX airport. Finally, Greenpower completed a sale of spare parts to the City of Porterville for the city's fleet of GreenPower EV 350's.

GreenPower's balance sheet improved significantly over the course of the year due to receipt of proceeds from the initial public offering to support the Nasdaq uplisting, from the conversion of convertible debentures, and from proceeds received from the exercise of warrants and stock options during the year. At year-end, Greenpower had working capital of $30.8 million, a cash and restricted cash balance of $15.2 million, total assets of $39.6 million, total liabilities of $3.5 million, shareholder's equity of $36.2 million, and had an undrawn operating line of credit. This strong liquidity position enables Greenpower to continue its planned production for the foreseeable future, and has allowed Greenpower to expand its team, including several industry professionals with decades of experience in the medium and heavy-duty vehicle sector, both of which position Greenpower well for growth opportunities in the near-term.

After completion of the Nasdaq uplisting in September, management immediately began planning with its suppliers for increased production of school buses and the various models of EV Stars. The current run rate of production is approximately 20 of the various models of EV Stars per month, and 10 BEAST school buses per month, which was increased from 5 per month in the fall. The first batches of the increased EV Star production are being shipped, and we expect that the first batches of BEAST school buses will be arriving later in the summer.

As at March 31, 2021, the Company had:

  Three EV350's, two Synapse shuttles, two EV Stars, 9 vehicles and ancillary equipment classified as property and equipment on the balance sheet totaling $1,023,164;
  Work in process inventory and production supplies representing EV Star's, EV 250's, BEAST Type D school buses and other miscellaneous parts and supplies totaling approximately $10.0 million and;
  Finished goods inventory representing 7 EV Star Transit + ADA, 7 EV Star Cab and Chassis, 2 EV Stars, an EV 350 and charging stations totaling $2.4 million.

Trends

The Company does not know of any trends, commitments, events, or uncertainty that are expected to have a material effect on the Company's business, financial condition, or results of operations other than as disclosed herein under "Risk Factors" and the paragraph below.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2021 Discussion dated: June 28, 2021

Results of Operations

Year ended March 31, 2021

For the year ended March 31, 2021 the Company generated revenue of $11,884,578 compared to $13,500,403 for the previous year, a decrease of 12.0%. Cost of revenues of $8,304,438 yielding a gross profit of $3,580,140 or 30.1% of revenue. Revenue for the year was generated from the sale of 33 EV Stars, from the lease of 35 EV Stars, from the lease of 5 EV 250s, from lease income, and from the sale of chargers, and parts. Operating costs consist of administrative fees of $3,747,761 relating to salaries, project management, accounting, and administrative services; transportation costs of $161,017 which relate to the use of trucks, trailers, tractors as well as other operational costs needed to transport company products around North America; insurance expense of $596,932; travel, accommodation, meals and entertainment costs of $217,023 related to travel for project management, demonstration of company products, and trade shows; product development costs of $939,949; sales and marketing costs of $234,445; interest and accretion of $1,598,588; professional fees of $486,425 consisting of legal and audit fees; as well as non-cash expenses including $2,098,761 of share-based compensation expense, depreciation of $437,263, and an allowance for credit losses of $333,929. The remaining operating costs for the period amounted to $325,324 in general corporate expenses, a foreign exchange loss of $193,798 and a write down of assets of $45,679 resulting in a consolidated net loss of $7,836,754.

The consolidated total comprehensive loss for the year was impacted by $21,169 of other comprehensive income as a result of the translation of the entities with a different functional currency than presentation currency.

Year ended March 31, 2020

For the year ended March 31, 2020 the Company generated revenue of $13,500,403 compared to $6,082,561 for the previous year, an increase of 122%. Cost of revenues of $9,447,578 yielded a gross profit of $4,052,825 or 30% of revenue. Revenue for the year was generated from the sale of 38 EV Stars, 4 Synapse school buses, and 2 EV 350s, the lease of 24 EV Stars, from lease income, and from the sale of parts and supplies. Operating costs consist of administrative fees of $3,313,934 relating to salaries, project management, accounting, and administrative services; transportation costs of $255,535 which relate to the use of trucks, trailers, tractors as well as other operational costs needed to transport company products around North America; insurance expense of $396,684; travel, accommodation, meals and entertainment costs of $348,524 related to travel for project management, demonstration of company products, and trade shows; product development costs of $973,146; sales and marketing costs of $549,750; interest and accretion of $2,133,824; professional fees of $303,541 consisting of legal and audit fees; as well as non-cash expenses including $308,106 of share-based compensation expense, depreciation of $578,555, and an allowance for credit losses of $46,447. The remaining operating costs for the period amounted to $206,035 in general corporate expenses, a foreign exchange gain of $439,209 and a write down of assets of $223,919 resulting in a consolidated net loss of $5,145,966.

The consolidated total comprehensive loss for the year was impacted by $20,824 of other comprehensive loss as a result of the translation of the entities with a different functional currency than presentation currency.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2021 Discussion dated: June 28, 2021

Year ended March 31, 2019

For the year ended March 31, 2019 the Company generated revenue of $6,082,561 compared to $3,516,156 for the previous year, an increase of 73%. Cost of revenues of $4,224,419 yielded a gross profit of $1,858,142 or 31% of revenue. Revenue for the year relates primarily to the sale of 6 EV 350s to the City of Porterville, the sale of 2 EV Stars to Sacramento Regional Transit, the sale of 2 EV Stars to the University of California San Francisco, and the Sale of one EV Star to the Port of Oakland. The remaining revenue for the year was generated from lease income, accretion on the Promissory Note, and sales of vehicle chargers and other products which relate to income generated from the lease of two EV550's, one EV 350 and one EV 250. Operating costs consist of administrative fees of $1,904,258 relating to salaries, project management, accounting, and administrative services; transportation costs of $263,164 which relate to the use of trucks, trailers, tractors as well as other operational costs needed to transport company products around North America; insurance expense of $241,824; travel, accommodation, meals and entertainment costs of $298,328 related to travel for project management, demonstration of company products, and trade shows; product development costs of $437,208; sales and marketing costs of $417,111; interest and accretion of $1,400,923; professional fees of $324,577 consisting of legal and audit fees; as well as $332,741 of non-cash share-based compensation expense and depreciation of $516,208. The remaining operating costs for the period amounted to $241,824 in general corporate expenses and a write down of assets of $78,231 resulting in a consolidated net loss of $4,544,151.

The consolidated total comprehensive loss for the year was impacted by $23,691 of other comprehensive loss as a result of the translation of the entities with a different functional currency than presentation currency.

Three months ended March 31, 2021

For the three-month period ended March 31, 2021 the Company generated revenues of $4,378,131, cost of revenues of $3,210,100 yielding a gross profit of $1,168,031 , related to the sale of 30 EV Stars that were previously on lease, the delivery of 5 EV 250s for which the Company provided lease financing and which were accounted for as finance leases, and from the sale of spare parts. Operating costs consist of administrative fees of $977,812 relating to salaries, project management, accounting, and administrative services; transportation costs of $41,558 which related to the use of trucks, trailers, contractors as well as other operational costs needed to transport company products around North America; insurance expense of $266,380; travel, accommodation, meals and entertainment costs of $38,308 related to travel for project management, demonstration of company products, and trade shows; product development costs of $296,164; interest and accretion of $175,450; professional fees of $210,448 consisting of legal and audit fees; as well as non-cash expenses including $1,278,194 of share-based compensation expense, allowance for credit losses of $338,818 and depreciation of $82,150. Excluding a foreign exchange loss of $69,256, the remaining operating costs for the period amounted to $135,963 in general corporate expenses and a write down of assets of $45,679, resulting in a consolidated net loss of $2,788,149.

Three months ended March 31, 2020

For the three-month period ended March 31, 2020 the Company generated revenues of $642,401, cost of revenues of $170,669 yielding a gross profit of $471,732, related to the sale of 8 EV Stars that were previously on lease. Operating costs consist of administrative fees of $1,080,793 relating to salaries, project management, accounting, and administrative services; transportation costs of $77,808 which related to the use of trucks, trailers, contractors as well as other operational costs needed to transport company products around North America; insurance expense of $124,750; travel, accommodation, meals and entertainment costs of $107,982 related to travel for project management, demonstration of company products, and trade shows; product development costs of $88,837; sales and marketing costs of $293,539; interest and accretion of $549,139; professional fees of $97,956 consisting of legal and audit fees; as well as non-cash expenses including $126,652 of share-based compensation expense, allowance for credit losses of $46,447 and depreciation of $116,338. Excluding a foreign exchange gain of $439,209, the remaining operating costs for the period amounted to $70,878 in general corporate expenses and a write down of assets of $223,919, resulting in a consolidated net loss of $2,114,027.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2021 Discussion dated: June 28, 2021

Three months ended March 31, 2019

For the three-month period ended March 31, 2019 the Company generated revenues of $2,486,669, cost of revenues of $2,095,969 yielding a gross profit of $390,700, primarily related to the sales of 3 EV 350s to the City of Porterville, 2 EV Stars to Sacramento Regional Transit, and one EV Star to the Port of Oakland. Gross profit for the quarter was negatively impacted by $566,768 due to a change in accounting estimates for expected timing of testing of an EV 350 and application of HVIP vouchers to reduce the carrying amount of property plant and equipment. Operating costs consists of administrative fees of $542,350 relating to salaries, project management, accounting, and administrative services; transportation costs of $75,020 which related to the use of trucks, trailers, contractors as well as other operational costs needed to transport company products around North America; insurance expense of $76,214; travel, accommodation, meals and entertainment costs of $103,231 related to travel for project management, demonstration of company products, and trade shows; product development costs of $158,792; sales and marketing costs of $106,409; interest and accretion of $428,668; professional fees of $136,695 consisting of legal and audit fees; as well as $93,750 of non-cash share-based compensation expense and depreciation of $172,607. Excluding a foreign exchange gain of $34,684, the remaining operating costs for the period amounted to $7,183 in general corporate expenses resulting and a write down of assets of $78,231, resulting in a consolidated net loss of $1,553,766.

A summary of selected information for each of the last eight quarters is presented below:

		Three Months Ended
	March 31,	December 31,	September 30,	June 30,
	2021	2020	2020	2020
Financial results
Revenues	$4,378,131	$2,398,781	$2,835,411	$2,272,255
Income (loss) for the period	(2,788,149)	(2,133,105)	(1,486,160)	(1,429,337)
Basic and diluted earnings/(loss) per share*	$(0.13)	$(0.11)	$(0.09)	$(0.09)
Balance sheet data
Working capital (deficit)	30,808,375	31,310,393	32,477,352	(707,573)
Total assets	39,619,355	39,814,446	43,044,685	14,473,657
Shareholders' equity	36,152,448	36,956,026	34,647,254	(2,396,707)

		Three Months Ended
	March 31,	December 31,	September 30,	June 30,
	2020	2019	2019	2019
Financial results
Revenues	$642,401	$4,977,548	$5,430,503	$2,449,951
Income (loss) for the period	(2,114,027)	(1,056,087)	(712,368)	(1,263,484)
Basic and diluted earnings/(loss) per share*	$(0.14)	$(0.07)	$(0.05)	$(0.09)
Balance sheet data
Working capital (deficit)	743,131	2,319,481	1,648,610	2,775,679
Total assets	13,207,679	16,811,834	14,515,250	15,620,864
Shareholders' equity	(1,174,956)	876,200	1,951,725	2,439,746

* Based upon the weighted average number of shares issued and outstanding for the period, retroactively restated for the seven-for-one share consolidation completed on August 28, 2020.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2021 Discussion dated: June 28, 2021

The following table summarizes vehicle deliveries pursuant to vehicle leases and vehicle sales for the last eight quarters:

	For the three months ended
	March 31,	December 31,	September 30,	June 30,
	2021	2020	2020	2020
Vehicle Sales
EV Star¹	30	3	0	0
School bus	0	0	1	0
Total	30	3	1	0
Vehicle Leases
EV 250	5	0	0	0
EV Star (Original Lease)¹	0	14	20	18
EV Star (Subsequent Sale)¹	0	0	(6)	(11)
Total	5	14	14	7

Total Deliveries	35	17	15	7

		For the three months ended
	March 31,	December 31,	September 30,	June 30,
	2020	2019	2019	2019
Vehicle Sales
EV 350	0	0	1	1
EV Star¹	8	3	24	3
School bus	0	2	2	0
Total	8	5	27	4
Vehicle Leases
EV Star (Original Lease)¹	0	30	0	2
EV Star (Subsequent Sale)¹	0	(21)	0	0
Total	0	9	0	2

Total Deliveries	8	14	27	6

1) - 30 EV Stars sold in the quarter ended March 30, 2021 were previously on leases that were entered into in December 2019 (13 EV Stars), June 2020 (11 EV Stars), and September 2020 (6 EV Stars). These 30 leases were cancelled during the quarter ended March 31, 2021 and the vehicles were subsequently sold. Leases associated with 8 EV Stars entered into during the quarter ended December 31, 2019 were cancelled during the quarter ended March 31, 2020 and the vehicles were subsequently sold.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2021 Discussion dated: June 28, 2021

The following tables summarize Total Cash Expenses for the last eight quarters:

	For the three months ended
	March 31, 2021	Dec 31, 2020	Sept 30, 2020	June 30, 2020

Total Expenses	$3,910,503	$3,042,913	$2,369,878	$2,047,921
Less:
Depreciation	(82,150)	(122,881)	(117,471)	(114,761)
Accretion and accrued interest	65,482	(133,759)	(160,782)	(153,006)
Share-based payments	(1,278,194)	(570,798)	(117,737)	(132,032)
Amortization of deferred financing fees	(163,105)	(161,099)	(153,772)	(150,507)
Warranty Accrual	(78,019)	(136,576)	(19,891)	(77,377)
Allowance for credit losses	(338,818)	(8,278)	(20,385)	33,552

Total Cash Expenses (1)	$2,035,699	$1,909,522	$1,779,840	$1,453,790

		For the three months ended
	March 31, 2020	Dec 31, 2019	Sept 30, 2019	June 30, 2019

Total Expenses	$2,361,841	$2,521,645	$2,104,506	$1,986,880
Less:
Depreciation	(116,338)	(157,970)	(160,661)	(143,586)
Accretion and accrued interest	(232,543)	(151,525)	(133,373)	(129,989)
Share-based payments	(126,652)	(34,885)	(53,025)	(93,544)
Amortization of deferred financing fees	(149,864)	(157,915)	(154,883)	(156,732)
Warranty Accrual	20,494	(166,662)	(136,307)	(38,864)
Allowance for credit losses	(46,447)	-	-	-

Total Cash Expenses (1)	$1,710,491	$1,852,688	$1,466,257	$1,424,165

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2021 Discussion dated: June 28, 2021

The following tables summarize Adjusted EBITDA for the last eight quarters:

	For the three months ended
	March 31, 2021	Dec 31, 2020	Sept 30, 2020	June 30, 2020

Loss for the period	$(2,788,149)	$(2,133,106)	$(1,486,160)	$(1,429,339)
Plus:
Depreciation	82,150	122,881	117,471	114,761
Interest and accretion	175,450	362,230	505,589	555,319
Share-based payments	1,278,194	570,798	117,737	132,032
Allowance for credit losses	338,818	8,278	20,385	(33,552)
Warranty Accrual	78,019	136,576	19,891	77,377

Adjusted EBITDA (1)	$(835,518)	$(932,343)	$(705,087)	$(583,402)

		For the three months ended
	March 31, 2020	Dec 31, 2019	Sept 30, 2019	June 30, 2019

Loss for the period	$(2,114,027)	$(1,056,087)	$(712,368)	$(1,263,484)
Plus:
Depreciation	116,338	157,970	160,661	143,586
Interest and accretion	549,139	574,031	510,042	500,612
Share-based payments	126,652	34,885	53,025	93,544
Allowance for credit losses	46,447	-	-	-
Warranty Accrual	(20,494)	166,662	188,554	38,864

Adjusted EBITDA (1)	$(1,295,945)	$(122,539)	$199,914	$(486,878)

 (1) Non IFRS Financial Measures

"Total Cash Expenses" as reflected above above reflects the total expenses of the Company (total sales, general and administrative costs including interest and accretion, and the foreign exchange gain or loss) excluding depreciation, accretion and accrued interest, share-based payments, amortization of deferred financing fees, warranty accrual and allowance for doubtful accounts. Total Cash Expenses is a measure used by the Company as an indicator of cash expenses that excludes the impact of certain non-cash charges. Therefore, Total Cash Expenses gives the investor information as to the ongoing cash expenses from the operations of the business. However, Total Cash Expenses is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Total Cash Expenses as calculated by GreenPower may not be comparable to Total Cash Expenses as calculated and reported by other companies.

"Adjusted EBITDA" as reflected above reflects net income or loss before interest, taxes, share-based payments, depreciation and amortization, allowance for credit losses and warranty accrual. Adjusted EBITDA is a measure used by analysts and investors as an indicator of operating cash flow since it excludes the impact of movements in working capital items, non-cash charges and financing costs. Therefore, Adjusted EBITDA gives the investor information as to the cash generated from the operations of a business.  However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Adjusted EBITDA as calculated by GreenPower may not be comparable to Adjusted EBITDA as calculated and reported by other companies. The most comparable IFRS measure to Adjusted EBITDA is net income.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2021 Discussion dated: June 28, 2021

Liquidity

At March 31, 2021, the Company had a cash and restricted cash balance of $15,207,948 and working capital of $30,808,375. The Company's line of credit has a maximum credit limit of up to $8,000,000 and amounts available on the line of credit in excess of $5,000,000 are subject to margining requirements, and as at March 31, 2021 the Line of Credit had a drawn balance of nil. The Company manages its capital structure and makes adjustments to it based on available funds to the Company. The Company may continue to rely on additional financings and the sale of its inventory to further its operations and meet its capital requirements to manufacture EV vehicles, expand its production capacity and further develop its sales, marketing, engineering, and technical resources.

Capital Resources

Year ended March 31, 2021 and up to the date of this report

Authorized: Unlimited number of common shares without par value

Authorized: Unlimited number of preferred shares without par value

As at March 31, 2020 the Company had a total of CDN$5,596,000 in convertible debentures outstanding, which were converted into 1,703,240 common shares during the year ended March 31, 2021. The convertible debentures all had an 8% interest rate, an initial term of four years, and effective interest rates ranging from 28.3% to 38.5%.

During the year ended March 31, 2021 the following common shares were issued from the exercise of convertible debentures:

  417,582 common shares were issued pursuant to the conversion of convertible debentures totaling CDN$1,900,000 (issued on May 17, 2017) which were converted at a price of CDN$4.55 per share;

  54,945 common shares were issued pursuant to the conversion of convertible debentures totaling CDN$250,000 (issued on May 31, 2017) which were converted at a price of CDN$4.55 per share;

  527,143 common shares were issued pursuant to the conversion of convertible debentures totaling CDN$1,476,000 (issued on Sep 25, 2017) which were converted at a price of CDN$2.80 per share;

  703,570 common shares were issued pursuant to the conversion of convertible debentures totaling CDN$1,970,000 (issued on October 12, 2017) which were converted at a price of CDN$2.80 per share.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2021 Discussion dated: June 28, 2021

The Company has an incentive stock option plan whereby it grants options to directors, officers, employees, and consultants of the Company. On May 14, 2019, the Company replaced the 2016 Plan with a Rolling Stock Option Plan (the "2019 Plan"). Under the terms of the 2019 Plan, the aggregate number of Options that can be granted under the 2019 Plan cannot exceed ten (10%) of the total number of issued and outstanding Shares, calculated on a non-diluted basis. The exercise price of options granted under the 2019 Plan may not be less than the minimum prevailing price permitted by the TSXV policies with a maximum term of 10 years.

The Company completed a seven-for-one share consolidation on August 28, 2020. All figures in this Note have been retroactively restated to give effect to this share consolidation.

On March 9, 2016, the shareholders approved the previous stock option plan which initially allowed for the issuance of up to 1,491,541 shares and which was subsequently further increased to allow up to 2,129,999 shares to be issued under the plan (the "2016 Plan").

The Company had the following incentive stock options granted under the 2019 Plan and the 2016 Plan that are issued and outstanding as at March 31, 2021:

As at March 31, 2021, there were 874,148 stock options available for issuance under the 2019 plan.

During the year ended March 31, 2021, 48,929 options were forfeited or expired.

On July 3, 2020 the Company granted:

  51,429 stock options to employees with an exercise price of CDN$4.90 per share and with a term of 5 years, and which vest 25% after 4 months, and then 25% after years 1, 2, and 3, and

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2021 Discussion dated: June 28, 2021

  14,286 stock options to a consultant (IR provider) with an exercise price of CDN$4.90 per share and with a term of 2 years and which vest 25% at the end of every 3 months for a period of twelve months.

On November 19, 2020 the Company granted an aggregate of 300,000 stock options, with 100,000 granted to each of three of Greenpower's officers. The stock options have an exercise price of $20.00 per share, a term of 5 years, and are exercisable 25% after four months, and 25% after the first, second and third year from the grant date.

On December 4, 2020 the Company granted an aggregate of 20,000 stock options, with 5,000 granted to each of the Company's four independent directors. The stock options have an exercise price of $20.00 per share, a term of 5 years, and are exercisable at the end of every 3 months for a period of twelve months.

During the year ended March 31, 2021, 145,537 common shares were issued pursuant to the exercise of stock options.

During the year ended March 31, 2021, the Company incurred share-based compensation expense with a measured fair value of $2,098,761. The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Statements of Operations.

Subsequent to the year-end, on May 18, 2021 the Company granted 173,650 incentive stock options to employees of the Company, subject to the approval of the TSX Venture Exchange. The stock options are exercisable for a period of five years at a price of CDN$19.62 per share, and vest 25% after each of four months, one year, two years, and three years after the grant date.

As at March 31, 2021, the Company had outstanding warrants, enabling the holders to acquire common shares as follows:

During the year ended March 31, 2021, a total of 472,388 warrants exercisable at CDN $5.25 per share expired unexercised.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2021 Discussion dated: June 28, 2021

During the year ended March 31, 2021 the Company issued the following common shares from the exercise of warrants:

  44,498 common shares were issued at a price of CDN$7.70 per share pursuant to the exercise of 44,498 warrants;
  757,500 common shares were issued at a price of CDN$3.50 per share pursuant to the exercise of 757,500 warrants, and
  870,030 common shares were issued at a price of USD$2.6677 per share pursuant to the exercise of 870,030 warrants.

Investing Activities

For the year ended March 31, 2021

See the Operations and Capital Resources sections above for a summary of the Company activities during the year ended March 31, 2021.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Related Party Transactions

A summary of compensation for directors, officers and key management personnel is as follows:

1) Salaries and benefits incurred with directors and officers are included in Administrative fees on the Consolidated Statements of Operations.

2) Consulting fees included in professional fees and sales and marketing on Consolidated Statements of Operations are paid to the current Chairman and CEO, the previous CEO and Director, and the previous CFO and current Director of the Company to provide accounting, and management consulting services, and includes Director's Fees paid to GreenPower's four independent directors.

3) Accommodation expense are paid to Stage Coach Landing, Inc., a company that the CEO and Chairman of GreenPower was previously an officer and director. These costs are expensed on the Consolidated Statements of Operations.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2021 Discussion dated: June 28, 2021

4) Truck and trailer rental fees are paid to Maple Leaf Equipment Aircraft and Recovery Inc., a company that the CEO and Chairman of GreenPower was previously an officer and director and the former CEO of GreenPower is an officer and director. These costs are included in Transportation costs on the Consolidated Statements of Operations.

5) Amounts recognized for related party stock-based compensation are included in Share-based payments on the Consolidated Statements of Operations.

Accounts payable and accrued liabilities at March 31, 2021 included $95,741 (March 31, 2020 - $71,697) owed to officers, directors, and companies controlled by officers and directors, and shareholders, which is non-interest bearing, unsecured and has no fixed terms of repayment.

As at March 31, 2021, two companies beneficially owned by the Chairman and CEO of the Company had loans outstanding to the Company with a total value of CDN $nil and USD $nil (2020 - CDN $3,185,000 and USD $120,000). During the year ended March 31, 2021, the Company received loans totaling CAD$50,000 and USD$100,000 from companies beneficially owned by the CEO and Chairman. These loans were repaid in their entirety during the year ended March 31, 2021, and funds used to repay these loans were sourced from proceeds received from the exercise of warrants during the period.

A director of the Company and the Company's CEO and Chairman have each provided personal guarantees of $2,510,000, or $5,020,000 in total to support the Company's $8 million operating line of credit. In consideration for these guarantees, during 2018 the Company issued 628,571 non-transferrable common share purchase warrants exercisable at an exercise price of CDN $4.55 per share that expire on June 29, 2021 and during 2019 the Company issued 685,714 non-transferrable common share purchase warrants exercisable at an exercise price of CDN $4.20 per share that expire on March 14, 2022.

During the year ended March 31, 2021 all of the remaining convertible debentures of the Company were converted into common shares, which included CDN$3,125,000 (March 31, 2020 - CDN$3,125,000) principal balance of convertible debentures owed to officers, directors and companies controlled by officers and directors which was converted into 882,555 common shares of the company during the year ended March 31, 2021.

These transactions were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

New and Amended Standards

Adoption of accounting standards

The following new or amended standards were adopted during the year ended March 31, 2021:

IFRS 3 Definition of a Business

The amendment to IFRS 3 Definition of a Business clarifies the definition of a business to help determine whether a transaction results in an asset or a business acquisition.

The amendment to IFRS 3 Definition of a Business did not have an impact on the Consolidated Financial Statements of the Company for the year ended March 31, 2021.

IAS 1 and IAS 8 Definition of Material

The amendments to IAS 1 and IAS 8 Definition of Material refined the definition of Material to make it easier and apply, to clarify that companies are required to disclose their material accounting policies rather than

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2021 Discussion dated: June 28, 2021 their significant accounting policies, that accounting policies related to immaterial transactions, events or conditions are themselves immaterial and need not be disclosed, and that not all accounting policies that relate to material transactions, other events or conditions are themselves material to a company's financial statements. The amendments to IAS 1 and IAS 8 Definition of Material did not have an impact on the Consolidated Financial Statements of the Company for the year ended March 31, 2021.

IFRS 9, IAS 39 and IFRS 7 Interest Rate Benchmark Reform

The amendments to IFRS 9, IAS 39 and IFRS 7 Interest Rate Benchmark Reform have been issued to address uncertainties resulting from the reform of interbank offered rates and their impact on financial instruments that qualify for hedge accounting.

The amendments to IFRS 9, IAS 39 and IFRS 7 Interest Rate Benchmark Reform did not have an impact on the Consolidated Financial Statements of the Company for the year ended March 31, 2021.

Future accounting pronouncements

Certain new accounting standards and interpretations have been published by the IASB or the IFRS Interpretations Committee that are not mandatory for the March 31, 2021 reporting period.

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated financial statements.

Critical Accounting Estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the inputs used in the Black-Scholes option pricing model to measure share-based compensation, determination of the useful life of equipment, the carrying value of accounts receivable and the promissory note receivable and the associated allowance for credit losses, net realizable value of inventory, provision for warranty expense, and the $nil provision for income taxes. Critical estimates used in the preparation of these accounting statements include but are not limited to the following:

Critical accounting judgments

i. the determination of the discount rate to use to discount the promissory note receivable, finance lease receivable and lease liabilities;

ii. the determination of the functional currency of each entity within the consolidated Company;

iii. the Company's ability to continue as a going concern.

iv. The classification of leases as either financial leases or operating leases;

v. The determination that there are no material undisclosed matters requiring recognition on the financial statements as either a provision, a contingent liability, or a contingent asset; and

vi. The identification of performance obligations in revenue contracts and the determination of when they are satisfied.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2021 Discussion dated: June 28, 2021

Financial Instruments

The Company's financial instruments consist of cash and restricted cash, accounts receivable, finance lease receivables, promissory note receivable, line of credit, accounts payable and accrued liabilities, note payable, loans payable to related parties, promissory note payable, convertible debentures, payroll protection loan, and lease liabilities. As at March 31, 2021, the Company had working capital of $30,808,375.

The Company has exposure to the following financial instrument related risks.

Credit risk

The Company's exposure to credit risk is on its cash, restricted cash, accounts receivable, promissory note receivable, and on its finance lease receivables. The maximum exposure to credit risk is their carrying amounts in the consolidated statement of Financial Statements.

Cash and restricted cash consists of cash bank balances held in major financial institutions in Canada and the United States with a high credit quality and therefore the Company is exposed to minimal risk. The Company assesses the credit risk of its account receivable, finance lease receivables and promissory note receivable at each reporting period end and on an annual basis. As at March 31, 2021 the Company recognized an allowance for credit losses of $35,639 against its accounts receivable, and $344,737 for its promissory note receivable.

Liquidity risk

The Company tries to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's cash balances and available liquidity on the Company's $8 million operating line of credit. The Company's cash is invested in bank accounts at major financial institutions in Canada and the United States and is available on demand. The Company will continue to rely on additional financings to further its operations and meet its capital requirements.

Market risks

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange. The Company is exposed to interest rate risk with respect to its Line of Credit.

The Company is exposed to foreign exchange risk as it conducts business in both the United States and Canada. Management monitors its foreign currency balances, but the Company does not engage in any hedging activities to reduce its foreign currency risk.

At March 31, 2021, the Company was exposed to currency risk through the following financial assets and liabilities in CDN Dollars.

Cash	$483,977
Accounts Receivable	$28,186
Promissory Notes Receivable	$140,000
Accounts Payable and Accrued Liabilities	$(172,641)

The CDN/USD exchange rate as at March 31, 2021 was $0.7952 (March 31, 2020 - $0.7049).  Based on the net exposure and assuming all other variables remain constant, a 10% change in the appreciation or depreciation of the Canadian dollar relative to the US dollar would result in a change of approximately $38,132 to other comprehensive income/loss.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2021 Discussion dated: June 28, 2021

Capital Management

The Company's capital management objective is to obtain sufficient capital to develop new business opportunities for the benefit of its shareholders. To meet these objectives, management monitors the Company's ongoing capital requirements on specific business opportunities on a case-by-case basis. The capital structure of the Company consists of cash, operating line of credit, secured and unsecured promissory notes, convertible debentures and equity attributable to common shareholders, consisting of issued share capital and deficit.

During the second quarter the Company completed an initial public offering and concurrent private placement for gross proceeds of US$37.7 million less underwriting discounts and offering costs. As at March 31, 2021, the Company had a cash and restricted cash balance of $15,207,948 working capital of $30,808,375, accumulated deficit of ($31,625,388), and shareholder's equity of $36,152,448. Subject to market conditions and other factors the Company may raise additional capital in the future to fund and grow its business for the benefit of shareholders. The Company is subject to externally imposed capital requirements with respect to its line of credit.

Outlook

For the immediate future, the Company intends to:

  Complete production and delivery of several models of EV Stars and BEAST school buses currently in various stages of production;

  Deliver the remaining vehicles in finished goods inventory;

  Continue to expand assembly and manufacturing capabilities, including the recently announced increased production of BEAST school buses and several models of EV Stars;

  Continue to develop and expand sales opportunities and increase its sales backlog;

  Further develop its sales and marketing, engineering and technical resources and capabilities.

Capitalization and Outstanding Security Data

The total number of common shares issued and outstanding is 20,892,560 as of March 31, 2021. There are no preferred shares issued and outstanding.

An incentive stock option plan was established for the benefit of directors, officers, employees and consultants of the Company. As of March 31, 2021, there are 1,215,108 options granted and outstanding. The total number of common share warrants outstanding as of the same date is 1,925,666.

As at June 28, 2021 the company had 21,521,131 issued shares, 1,388,758 options outstanding, and 1,297,095 warrants outstanding.

Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining internal controls over financial reporting ("ICFR"), as defined under rules adopted by the Canadian Securities Administrators. ICFR were designed under the supervision of the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"). The Company's ICFR are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Financial Statements for external purposes in accordance with IFRS. Management has adopted the "Internal Control - Integrated Framework 2013" ("COSO 2013") from the Committee of Sponsoring Organizations of the Treadway Commission. Management, under the supervision of the CEO and CFO, evaluated the design and operational effectiveness of the Company's ICFR as of March 31, 2021, in accordance with the criteria established in COSO 2013, and concluded that the Company's ICFR are effective. ICFR, no matter how well designed, have inherent limitations. Therefore, ICFR can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect all misstatements. There have been no changes in our internal control over financial reporting during the quarter and year ended March 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2021 Discussion dated: June 28, 2021

Disclosure Controls

Management is responsible for establishing and maintaining disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company is made known to them in a timely manner and that information required to be disclosed is reported within time periods prescribed by applicable securities legislation. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. The Company's CEO and CFO have concluded that disclosure controls and procedures as at March 31, 2021 were effective.

Risk Factors

Investing in the common shares of the Company involves risk. Prospective investors should carefully consider the risks described below, together with all of the other information included in this MD&A before making an investment decision. If any of the following risks actually occurs, the business, financial condition or results of operations of the Company could be harmed. In such an event, the trading price of the common shares could decline and prospective investors may lose part or all of their investment.

Operational Risk

The Company is exposed to many types of operational risks that affect all companies. Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and/or systems. Operational risk is present in all of the Company's business activities, and incorporates exposure relating to fiduciary breaches, product liability claims, product recalls, regulatory compliance failures, legal disputes, business disruption, technology failures, business integration, damage to physical assets, employee safety, dependence on suppliers, foreign exchange fluctuations, insurance coverage and rising insurance costs.  Such risks also include the risk of misconduct, theft or fraud by employees or others, unauthorized transactions by employees, operational or human error or not having sufficient levels or quality of staffing resources to successfully achieve the Company's strategic or operational objectives.

The occurrence of an event caused by an operational risk that is material could have a material adverse effect on the Company's business, financial condition, liquidity and operating results.

COVID-19 Global Pandemic

The Company faces risks from the COVID-19 global pandemic which has had, and may continue to have, a material adverse impact on our business and financial condition. While we have recently seen a gradual re-opening of the economy, and a resumption of travel and sales activity, this activity is not at the level it was prior to the pandemic and the future impact of the COVID-19 global pandemic is inherently uncertain, and may negatively impact the financial ability of our customers to purchase vehicles from us, of our suppliers' ability to deliver products used in the manufacture of our all-electric vehicles, in our employees' ability to manufacture our vehicles and to carry out their other duties in order to sustain our business, and in our ability to collect certain receivables owing to us, among other factors. These factors may continue to have a negative impact on our financial results, operations, outlook, goals, growth prospects, cash flows, liquidity and share price, and the potential timing, severity, and ultimate duration of any potential negative impacts is uncertain.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2021 Discussion dated: June 28, 2021

No Operating History

The Company has not paid any dividends and may not produce earnings or pay dividends in the immediate or foreseeable future.

Reliance on Management

The Company is relying solely on the past business success of its directors and officers. The success of the Company is dependent upon the efforts and abilities of its directors, officers and employees. The loss of any of its directors, officers or employees could have a material adverse effect upon the business and prospects of the Company.

Volatile Operating Results

Our orders with our customers generally require time-consuming customization and specification. We incur significant operating expenses when we are building a bus prior to sale or designing and testing a new bus. If there are delays in the sale of buses to customers, such delays may lead to significant fluctuations in results of operations from quarter to quarter, making it difficult to predict our financial performance on a quarterly basis.

Current requirements and regulations may change or become more onerous

The Company's products must comply with local regulatory and safety requirements in order to be allowed to operate within the relevant jurisdiction or to qualify for funding.  These requirements are subject to change and one regulatory environment is not indicative of another.

Competition in the industry

The Company competes against a number of existing manufacturers of all-electric buses, traditional diesel buses and other buses with various models based on size, purpose or performance features. The Company competes in the non-diesel or alternative fuel segment of this market. Several of the company's competitors, both publicly listed and privately owned, have recently raised a significant amount of capital to invest in the growth and development of their businesses which has increased the competitive threat from several well-capitalized competitors. In addition to existing competitors in various market segments, there is the potential for future competitors to enter the market over the next several years.

Reliance on Key Suppliers

Our products contain numerous purchased parts which we source globally directly from suppliers, many of which are single-source suppliers, although we attempt to qualify and obtain components from multiple sources whenever feasible. Any significant increases in our production may require us to procure additional components in a short amount of time, and in the past we have also replaced certain suppliers because of their failure to provide components that met our quality control standards or our timing requirements. There is no assurance that we will be able to secure additional or alternate sources of supply for our components or develop our own replacements in a timely manner, if at all. If we encounter unexpected difficulties with key suppliers, and if we are unable to fill these needs from other suppliers, we could experience production delays and potential loss of access to important technology and parts for producing, servicing and supporting our products.

Provision for Warranty Costs

The Company offers warranties on the transit, charter and school buses it sells. Management estimates the related provision for future warranty claims based on historical warranty claim information as well as recent trends that might suggest past cost information may differ from future claims. Factors that could impact the estimated claim information include the success of the Company's productivity and quality initiatives as well as parts and labour costs. Actual warranty expense will differ from the provisions which are estimated by management.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2021 Discussion dated: June 28, 2021

Sales, Marketing, and Government Grants and Subsidies

Presently, the initial price of the Company's products are higher than a traditional diesel bus and certain grants and subsidies are available to offset these higher prices. These grants and subsidies include but are not limited to the Hybrid and Zero-Emission Truck and Bus Voucher Incentive Project ("HVIP") from the California Air Resources Board ("CARB") in partnership with Calstart, the Specialty-Use Vehicle Incentive Program funded by the Province of British Columbia, Canada, the clean trucks NYSERDA program and the New York Voucher Incentive Program in the state of New York, the South Coast AQMD funding in California, Federal Transit Authority funding for eligible transit properties across the US, and VW Mitigation Trust Funds allocated to programs throughout the US. The ability for potential purchasers to receive funding from these programs is subject to the risk of the programs being funded by governments, and the risk of the delay in the timing of advancing funds to the specific programs. To the extent that program funding is not approved, or if the funding is approved but timing of advancing of funds is delayed, subject to cancellation, or otherwise uncertain, this could have a material adverse effect on our business, financial condition, operating results and prospects.

Litigation and Legal Proceedings

As of the date of this report the Company is not currently a party to any litigation or legal proceedings which are material, either individually or in the aggregate. However, the company may in the future be involved in litigation or legal proceedings that are material and may require recognition as a provision or contingent liability on the Company's financial statements. The Company has filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia, and the prior CEO and Director has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia. In addition, a company owned and controlled by a former employee who provided services to a subsidiary company of GreenPower until August 2013 filed a claim for breach of confidence against GreenPower in July 2020. The Company does not expect the outcome of either its claim, or the claims filed against it, to be material, and as of the date of this report the resolution of these claims, including the potential timing or financial impact of these claims is inherently uncertain.

Tariffs and Trade Restrictions

The United States and China signed a trade agreement in January 2020 after a trade war between the two countries that led to the implementation of tariffs on approximately $360 billion of Chinese imports to the United States. GreenPower's buses include parts and components imported from China, and tariffs are applied to imports of these products to the United States. These tariffs have increased the cost of GreenPower's buses imported to the United States and have had and will continue to have a negative impact on our gross margins, profitability, financial performance and financial position. Any escalation of the tariffs on imported goods from China and other countries to the United States, or the imposition of other types of trade restrictions, will cause further negative impacts to our gross margin, profitability, financial performance and financial position.

Reliance on Shipping

We rely on global shipping for vehicles that we produce at contract manufacturers, and for certain parts and components sourced from our global network of suppliers. We have experienced an increase in shipping costs and have experienced delays of deliveries of parts and components from our global suppliers, and on vehicles arriving from our contract manufacturers. While these delays and cost increases are not currently at a level that they have caused a material disruption or negative impact to our profitability, these delays and costs may increase to a point that they may negatively impact our financial results and ability to grow our business.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2021 Discussion dated: June 28, 2021

Additional Disclosure for Venture Issuers Without Significant Revenue

Expenses:
	March 31, 2021	March 31, 2020	March 31, 2019
Research and development costs ¹	$939,949	$973,146	$437,208
General and administrative expenses ²	$3,747,761	$3,313,934	$2,144,423
Other material costs ³	$2,098,761	$308,106	$332,741

1 - Research and development costs is a non-GAAP term and this amount is equal to the Company's Product development costs.

2 - General and administrative expenses is a non-GAAP term and this amount is equal to the Company's Administrative fees.

3 - Other material costs is a non-GAAP term and this amount is equal to the Company's Share-based payments.

Annual Information:

	March 31, 2021	March 31, 2020	March 31, 2019
Revenues	$11,884,578	$13,500,403	$6,082,561
Total net loss for the year	$(7,836,754)	$(5,145,966)	$(4,544,151)
Basic and diluted loss per share	$(0.43)	$(0.34)	$(0.05)
Total comprehensive loss	$(7,815,585)	$(5,166,790)	$(4,567,842)
Total assets	$39,619,355	$13,207,679	$11,910,299
Total long-term financial liabilities	$1,334,344	$7,001,772	$4,909,452

Further information about the Company and its operations can be obtained from www.sedar.com